TRAUB CAPITAL MANAGEMENT, LLC

97 Chapel Street, 2nd Floor

Needham, MA 02492

April 16, 2013

Northern Lights Fund Trust

c/o Andrew Rogers, President

80 Arkay Drive, Suite 110

Hauppauge, NY 11788

Re: Advisory Fee Waiver for The FX Strategy Fund

Dear Mr. Rogers:

As you are aware, Traub Capital Management, LLC (the “Adviser”) has contractually agreed to waive a portion of its advisory fees for the benefit of The FX Strategy Fund (the “Fund”).  The Adviser hereby agrees, as of the date hereof, to waive or limit its management fees so that such fees, on an annual basis, do not exceed 0.50% of the Fund’s average daily net assets. This Agreement shall become effective on the date first above written and shall remain in effect until at least April 30, 2014.

Sincerely, /s/ Heydon Traub Heydon Traub CEO Traub Capital Management, LLC	Approved and accepted on behalf of the Fund, /s/ Andrew Rogers Andrew Rogers President Northern Lights Fund Trust